September 3, 2015

QTRRF: OTCQX International
QTA: TSX VENTURE

Quaterra Announces Resignation of President And CEO Steven Dischler

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced that Steven Dischler has resigned as President and CEO and as a director of the Company for personal reasons. Thomas Patton, Chairman of the Board of Directors, will assume the role of President and CEO of the Company.

Mr. Dischler will assist in a smooth transition and will have an ongoing relationship with the Company advising on issues of government and community relations, environmental management and permitting.

The current drill program to test the Bear copper deposit in Yerington, Nevada, which commenced in August, remains on track and the first assay results should become available before the end of the year.

About Quaterra Resources Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, President and Chief Executive Officer
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO
Quaterra Resources Inc.
604-641-2758

Disclosure note:
Statements in this news release concerning the timing of exploration results and the ongoing provision of services by Mr. Dischler are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.